Exhibit 5

12 January, 2005

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

mmO2 plc has proposed a Scheme of Arrangement (the “Scheme”) whereby mmO2 plc will become a wholly owned subsidiary of a newly formed holding company, O2 plc, and currently outstanding mmO2 ADSs will be exchanged for either New Ordinary Shares of O2 on a share for share basis, or a Cash Alternative described below. The Scheme is fully detailed in the enclosed document, Recommended Proposals by way of a capital reorganisation to enable the O2 Group to make distributions (the “Scheme Document”), which is being separately mailed to your clients in connection with the vote required to approve the transaction. All capitalized terms not defined in this letter have the meanings given to them in the Scheme Document.

You are requested to forward the enclosed mmO2 ADS holder letter, which summarizes key points regarding the transaction, to your beneficial owners promptly. You are also requested to obtain from your clients their instructions as to the consideration they wish to receive in respect of the mmO2 ADSs that you hold for their accounts, and to communicate such instructions to the ADS Depositary on their behalf following the procedures outlined below, and more fully described in the Scheme Document.

Your attention is directed to the following:
•	Upon effectiveness of the Scheme, every Existing Ordinary Share of mmO2 will be cancelled and be replaced with New Ordinary Shares of O2 as described in the Scheme Document.
•	Shareholders, including yourselves as nominees, who make no election will be deemed by mmO2 to have elected the Cash Alternative, but see below regarding how affirmatively electing for the Cash Alternative on behalf of each of your customers separately will increase their chances of receiving the cash consideration.
•	The Cash Alternative will be at least 105 pence, or approximately US$1.97, per Existing Ordinary Share. This US dollar figure is for illustration purposes only, based on the closing mid exchange rate of £1 = $1.8748 in effect on January 10, 2005, as published on January 11, 2005 in the Financial Times. The actual US dollar amount payable under the Cash Alternative will be subject to the

Wellington Street
Slough, Berkshire SL1 1YP
United Kingdom	www.O2.com

mm02 plc Registered Office Wellington Street, Slough, Berkshire SL1 1YP Registered in England and Wales no.4190833

currency exchange rates at or around the time of payment. The Cash Alternative will be funded primarily through placing with investors the New Ordinary Shares of O2 that shareholders who elect or are deemed to elect for the Cash Alternative would otherwise have received, and will consist of the proceeds of the placing plus 5 pence, per Existing Ordinary Share. Should adverse market conditions cause the proceeds of the placing to fall below 100 pence per Existing Ordinary Share, O2 will either make up the difference or terminate the placing and issue New Ordinary Shares of O2 to all former mmO2 shareholders.
•	The Scheme contemplates that the size of the placing will be decided upon by the Directors of mmO2, so the cash available to fund the Cash Alternative payments may be limited. Thus, any holder who opts for or is deemed to elect the Cash Alternative may receive New Ordinary Shares of O2 instead. Should the funding provided by the placing cover less than all of the Cash Alternative elections or deemed elections, mmO2 has indicated that preference for cash consideration will generally be given to smaller shareholdings.

•	In order for your clients’ elections for the Cash Alternative to be properly considered, it is imperative that you make a separate submission through ATOP for each client holder who has elected the Cash Alternative. This will increase the chances of each of your customers who elect the Cash Alternative to receive the cash consideration. Please see Part 6 of the Scheme Document: Further Information for US Shareholders, for a full discussion of these procedures.

Please note that:
•	The ADS Depositary will deduct a $5 cancellation fee for each 100 mmO2 ADSs or portion thereof that are cashed out, and any applicable taxes or governmental charges, from the proceeds paid.
•	The ADS Depositary will require payment of a $5 cancellation fee for each 100 mmO2 ADSs or portion thereof cancelled, a per-transaction cable fee, and any applicable taxes or governmental charges, for those accounts electing and/or allocated New Ordinary Shares of O2.
•	The deadline for receipt of election instructions by the ADS Depositary is 2:00 p.m. New York time on March 4, 2005, although the cut-off time within DTC may be earlier. In any event, ample time should be allowed to permit elections to be submitted via DTC’s ATOP system. For exact instructions, DTC participants are directed to carefully read and note procedures and deadlines as set forth by DTC.

In addition, you should be aware that the Scheme Document indicates that:

•	mmO2 has decided that following the reorganization, both the ADR program and mmO2’s New York Stock Exchange listing will be terminated. The New Ordinary Shares of O2 will be listed and traded on the London Stock Exchange.
•	mmO2 currently intends to seek to de-register the New Ordinary Shares of O2 with the SEC under the Securities Exchange Act of 1934 when it is permitted to do so under applicable SEC regulations. To accomplish this, the number of US Resident Shareholders must be less than 300. For a period commencing three months after the Scheme is effective and ending 18 months after de-registration, the Directors of O2 will have the ability to cause any US Resident Shareholder, whether holding directly or through a broker or bank, to either sell their New Ordinary Shares of O2 to O2, or have O2 sell them on the holder’s behalf in the market.

If you require further information or additional materials, please contact the Information Agent, Innisfree M&A Incorporated, at 212-750-5833 (call collect). Your customers may call the Information Agent toll-free at 1-888-750-5834.

Thank you for your assistance,
mmO2 plc